1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

December 18, 2014

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series (the “Registrant”)

Files Nos. 333-164077, 811-22375

Dear Ms. Miller:

In an October 21, 2014 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 27 (“PEA 27”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 29 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on September 3, 2014. PEA 27 was filed to register Institutional Class, Class P, Administrative Class, Class D, Class A, Class C and Class R shares of the PIMCO International Dividend Fund and PIMCO U.S. Dividend Fund, each a new series of the Registrant (the “Funds”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 27.

Prospectuses

Comment 1: Each Fund’s investment objective indicates the Fund seeks to provide current income that exceeds the “average yield” on U.S. stocks or international stocks, as applicable. Add disclosure regarding how “average yield” is defined for purposes of the objective.

Response: Comment accepted. Disclosure has been added to each Fund’s Principal Investment Strategies to note that for purposes of the Fund’s investment objective, “average yield” is measured by the weighted average dividend yield of the Fund’s primary benchmark index.

Comment 2: Confirm each Fund has properly reflected Acquired Fund Fees and Expenses in its fee table to the extent required by Form N-1A, Item 3, Instruction 3(f), as well as the expenses of short sales, if any.

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Response: Confirmed. Because each Fund’s estimated expenses incurred due to investments in other investment companies, if any, are less than the one basis point threshold for an Acquired Fund Fees and Expenses line item per Instruction 3(f) to Item 3 of Form N-1A, estimated Acquired Fund Fees and Expenses will not be reflected in either Fund’s fee table.

Furthermore, the Registrant will estimate each Fund’s anticipated expenses incurred due to short sales, if any, and to the extent such estimated expenses equal or exceed 0.01% of that Fund’s estimated total expenses for its first fiscal year of operations, the Fund will reflect such estimated short sale expenses in the “Other Expenses” line item of its fee table. As of the date of the Funds’ definitive filing, the Funds had insufficient expense attributable to short sales to trigger disclosure in the “Other Expenses” line item of the fee table.

Comment 3: If a Fund has modified its fee table to reflect contractual fee waivers and/or expense reimbursement arrangements, confirm such contractual arrangements are effective for at least one year following the effective date of the registration statement and such contracts will be filed as exhibits to the registration statement.

Response: Confirmed. Each fee waiver and/or expense reimbursement arrangement is effective for at least one year following the effective date of the registration statement, and copies of each contract will be filed as an exhibit to the registration statement.

Comment 4: Since each Fund uses “Dividend” in its name, please explain why the Funds are not required to adopt an 80% policy pursuant to Rule 35d-1 with respect to investments in dividend-paying securities. If an 80% policy will not be adopted, consider disclosing what minimum percentage of the Fund’s assets will be invested in dividend-paying securities.

Response: The term “dividend” is not specifically addressed in the Rule 35d-1 adopting release or the staff’s guidance regarding frequently asked questions about Rule 35d-1.1

As used by the Funds, the term “dividend” in each Fund’s name describes a strategy and not a type of investment. Similar to the use of the term “income” in a fund’s name, which the Staff has stated is not subject to Rule 35d-1 because it “suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment,” the term “dividend” conveys to investors that each Fund has a strategy that seeks to pay dividends and distributions to Fund shareholders.2

[1]	See Investment Company Names, SEC Rel. No. IC-24828 (Jan. 17, 2001) and Frequently Asked Questions about Rule 35d-1 at www.sec.gov/rules/final/ic-24828.htm#P93_24567 (hereinafter “Names Rule FAQ”).

[2]	See Names Rule FAQ Question 9.

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Additionally, we note that currently effective series of other registrants that use “dividend” in their name have not adopted a policy to invest 80% of their net assets in dividend-producing securities pursuant to Rule 35d-1. Application of Rule 35d-1 to the term “dividend” would result in disparate treatment of the Funds as compared to similar registered investment companies due to the fact that other registered investment companies currently operate using the word “dividend” in their names under a standard that is more flexible or permissive than the one being proposed by the Staff here. Accordingly, no changes have been made in response to this comment.

Comment 5: Consider disclosing the minimum percentage of each Fund’s assets to be invested in equity securities as compared to other asset classes.

Response: In each Fund’s Principal Investment Strategies disclosure, the second sentence states, in relevant part, “The Fund will invest primarily in equity and equity-related securities. . . .” In Guide 1 to Form N-1A, the Staff provides that “a fund’s name may imply that the fund is primarily invested in a particular security or type of security if, under normal circumstances, 65% of its total assets are invested in that particular security or type of security.”3 Subject to the Staff’s guidance and the resulting industry understanding that “primarily” means at least 65% of a Fund’s assets under normal circumstances, no changes have been made in response to this comment.

Comment 6: Consider disclosing the percentage of Fund assets to be invested in issuers that currently pay dividends as compared to investments in issuers anticipated to pay dividends in the future.

Response: The second paragraph of each Fund’s Principal Investment Strategies disclosure states, in relevant part:

When making equity investments, PIMCO uses bottom-up, fundamental analysis to seek to identify attractively valued…issuers that currently pay dividends and have the potential for earnings and dividend growth over time.

[3]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-13436 at Guide 1 (Aug. 12, 1983).

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The Registrant notes that this principal investment strategy does not call for the Funds to invest in issuers that do not currently pay dividends. Rather, this strategy calls for investments in those issuers that pay dividends and, in PIMCO’s judgment, have the potential for earnings and dividend growth over time. Accordingly, no changes have been made in response to this comment.

Comment 7: Each Fund’s Principal Investment Strategies states, “PIMCO seeks to increase portfolio diversification by investing in companies that are in various stages of the business life cycle.” Consider disclosing what is meant by “business life cycle,” particularly if that is a reference to distressed companies, which are unlikely to issue dividends.

Response: Comment accepted. Disclosure has been added to each Fund’s Principal Investment Strategies to clarify that the “business life cycle” may include the following: mature companies with recurring revenues, cyclical companies with higher beta relative to other companies, or secular growth companies that have a higher long-term earnings growth rate relative to other companies. The Funds do not specifically target distressed companies for investment.

Comment 8: Each Fund’s Principal Investment Strategies briefly describes the Fund’s intended investments in fixed income investments. Consider expanding this disclosure to more closely resemble the disclosure used by PIMCO’s fixed income funds, for example, by disclosing average portfolio duration.

Response: Because each of the Funds is primarily an equity fund, investments in fixed income instruments is a secondary principal investment strategy. Accordingly, the Registrant does not believe it appropriate to include as detailed a description of the Funds’ investments in fixed income instruments within the Principal Investment Strategies as compared to the disclosures found in a fund that primarily invests in fixed income instruments. However, the Registrant notes that more complete disclosure is found elsewhere in the registration statement. For example, more detailed disclosure regarding investments in fixed income instruments is found in both the Description of Principal Risks and the Characteristics and Risks of Securities and Investment Techniques sections of the prospectus and the Investment Objectives and Policies section of the Statement of Additional Information (“SAI”). Because the Funds are primarily equity funds, the Registrant believes that this presentation of fixed income-related disclosures throughout the registration statement is an appropriate presentation given the limited scope of the Funds’ fixed income investments, the purposes thereof and the attendant risks. Accordingly, no changes have been made in response to this comment.

Comment 9: The PIMCO International Dividend Fund discloses that it may invest “without limitation” in securities and instruments that are economically tied to emerging market countries. Confirm that the Fund may invest all of its assets in emerging market countries, or consider

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revising this disclosure to more clearly indicate the percentage limit on the Fund’s investments in emerging market countries. If the Fund may invest in emerging market countries without limit, consider expanding Emerging Markets Risk as included in the Fund Summary since it is very short.

Response: Confirmed. The Fund is permitted to invest all of its assets in instruments economically tied to emerging market countries. Although the Registrant does not believe it appropriate to include a full description of Emerging Markets Risk within the Fund Summary, the Registrant notes that more complete disclosure is found elsewhere in the registration statement. For example, the Description of Principal Risks section of the prospectus provides a more complete description of the principal risks of investments in emerging market securities. Still more detailed disclosure regarding emerging market securities, and their risks, is found in both the Characteristics and Risks of Securities and Investment Techniques section of the prospectus and the Investment Objectives and Policies section of the SAI. The Registrant believes that this presentation of emerging markets risk disclosure throughout the registration statement – beginning with a summary in the Fund Summary and providing successively more detail in each of three separate sections of the prospectus and SAI that follow – is an appropriate presentation of emerging market securities, the purposes thereof and the attendant risks. Accordingly, no changes have been made in response to this comment.

Comment 10: Value Investing Risk is a principal risk for each Fund, but value investing does not appear to be discussed in the Principal Investment Strategies. Consider revising the disclosure.

Response: The Funds discuss value investing in the second paragraph of each Fund’s Principal Investment Strategies disclosure, which states in relevant part:

When making equity investments, PIMCO uses bottom-up, fundamental analysis to seek to identify attractively valued…issuers that currently pay dividends and have the potential for earnings and dividend growth over time.

Accordingly, no changes have been made in response to this comment.

Comment 11: Each Fund includes High Yield and Distressed Company Risk as a principal risk. Consider expanding the risk included in the Fund Summary to include a definition of distressed companies and note in the Principal Investment Strategies to what extent the Fund may invest in distressed companies.

Response: Each Fund’s High Yield and Distressed Company Risk within the Fund Summary states “[d]istressed companies may be engaged in restructurings or bankruptcy proceedings.” Although the Registrant does not believe it necessary to include a more detailed description of

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distressed companies within the Fund Summary, the Registrant notes that a more complete discussion is found elsewhere in the registration statement. For example, the Description of Principal Risks section of each prospectus provides a more complete description of distressed companies. Still more detailed disclosure regarding distressed companies, and the risks thereof, is found in both the Characteristics and Risks of Securities and Investment Techniques section of the prospectus and the Investment Objectives and Policies section of the SAI. The Registrant believes that this presentation of distressed company securities throughout the registration statement – beginning with a summary in the Fund Summary and providing successively more detail in each of three separate sections of the prospectus and SAI that follow – is an appropriate discussion of such securities, the purposes thereof and the attendant risks.

While the Funds do not have a pre-set limit on their investment in stocks of distressed companies, any such investments will be consistent with the Funds’ primary principal investment strategy of investing in a diversified portfolio of dividend-paying stocks that have an attractive yield, a growing dividend, and long-term capital appreciation. In other words, to the extent a distressed company does not issue dividend-paying stocks that have an attractive yield, a growing dividend, and long-term capital appreciation, a Fund’s investment in such distressed company’s stock will be limited.

Comment 12: The Characteristics and Risks of Securities and Investment Techniques—Derivatives—Leverage Risk section states, “To limit leverage risk, the Fund will segregate or ‘earmark’ assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees (or, as permitted by applicable regulation, enter into certain offsetting positions) to cover its obligations under derivative instruments.” With respect to entering into certain offsetting positions for this purpose, please provide the basis for that approach.

Response: In Dreyfus Strategic Investing & Dreyfus Strategic Income, SEC No-Action Letter (June 22, 1987) (“Dreyfus”), the Staff concurred with the view that derivatives transactions could be conducted pursuant to an asset segregation/earmarking or offsetting scheme. The Staff also noted that if a derivatives transaction has sufficient asset coverage or an offsetting transaction, no senior security would be present and the 300% asset coverage requirement of Section 18 of the 1940 Act would not apply. While Dreyfus specifically addressed futures, forwards, options, and short sales, based on the reasoning in Dreyfus and the related guidance from the SEC and Staff, the Registrant takes the view that it may enter into offsetting positions with respect to other types of derivatives transactions for asset coverage purposes, in addition to those derivatives specifically discussed in Dreyfus.

Comment 13: Regarding the Temporary Defensive Positions disclosure in the back of the statutory prospectuses, see Instruction 6 to Item 9(b)(1) of Form N-1A. Consider narrowing the scope of the current prospectus disclosure to more closely track the language of Instruction 6.

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Response: Instruction 6 to Item 9(b)(1) of Form N-1A states:

Disclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. Also disclose the effect of taking such a temporary defensive position (e.g., that the Fund may not achieve its investment objective).

Each Fund’s Temporary Defensive Positions disclosure states, in relevant part:

For temporary or defensive purposes, the Fund may invest without limit in U.S. debt securities, including taxable securities and short-term money market securities, when PIMCO deems it appropriate to do so. When the Fund engages in such strategies, it may not achieve its investment objective.

The Registrant reviewed its current disclosure against the instruction cited in the Staff’s comment. Although not identical, Registrant believes the current disclosure is substantially consistent with the instruction. Accordingly, no changes have been made in response to this comment.

SAI

Comment 14: The SAI states, “Subject to the Trust’s limitation on concentration as described in the ‘Investment Restrictions’ section below, there is no limitation on the amount of a Fund’s assets which may be invested in obligations of foreign banks which meet the conditions set forth herein.” Consider revising this sentence to more clearly disclose that a Fund may not invest more than 25% of its assets in obligations of foreign banks because such obligations constitute an investment in a particular industry or group of industries. While the Staff acknowledges that foreign bank obligations may reasonably be assigned to multiple industries, the Staff believes the concentration policy should limit a Fund’s investment to no more than 25% of its assets in foreign bank obligations constituting a particular industry or group of industries.

Response: Each foreign bank obligation is assigned an industry classification at the time of purchase by a Fund. While there is no pre-set percentage limitation on a Fund’s ability to acquire foreign bank obligations, no Fund will invest more than 25% of its assets in foreign bank obligations that are part of a particular industry. This standard is consistent with the Funds’ concentration policy, which provides that a Fund may not concentrate its investments “in a particular industry.” Accordingly, the Registrant believes the disclosure is accurate as is.

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At the time of investment, the Funds review each security for industry testing using the primary SIC code assigned to the security, which is the same industry classification methodology that was suggested by the Staff in Guide 19 to Form N-1A.4 Foreign bank obligations may be assigned different SIC codes (e.g., SIC codes 6021, 6022, 6029, etc.), which would permit a Fund to potentially invest more than 25% of its assets in foreign bank obligations in the aggregate, so long as the Fund does not concentrate “in a particular industry” as defined by the SIC codes. In other words, the Funds’ concentration policy does not restrict a Fund from investing more than 25% of its assets in a “group of industries” as suggested by the Staff’s comment, only from doing so “in a particular industry.” This distinction is consistent with prior SEC guidance.5

Comment 15: The SAI states that the Funds take the position that mortgage-related securities do not represent interests in any particular industry or group of industries. Revise this statement to reflect the Staff’s view that privately issued mortgage-related securities do represent interests in an industry or group of related industries, which means the Funds may not reserve freedom of action to concentrate or not concentrate in such securities.

Response: The Registrant notes that the Staff has previously commented on this issue with respect to the Registrant’s Post-Effective Amendment No. 10, as filed August 31, 2011, and several subsequent filings by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on PIMCO ETF Trust’s Post-Effective Amendment No. 13,6 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior PIMCO correspondence with the Staff, since June 30, 2011, each then-existing fund included in the SAI filed as part of PEA 27 has adopted an

[4]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

[5]

Guide 19 states, “It is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. If the registrant intends to concentrate in a particular industry or group of industries it should…specify in the prospectus the industry or group of industries in which it will concentrate.…If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry” (emphasis added) (distinguishing policies to concentrate “in a particular industry or group of industries” from policies to not concentrate “in any particular industry”).

[6]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on PIMCO ETF Trust Post-Effective Amendment No. 13 (August 24, 2010).

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internal operating policy limiting the fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), the same funds have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private CMBS. All funds included in the SAI filed as part of PEA 27, including those registered after June 30, 2011, have adopted the same policies. These policies are operating policies of the funds. They are not fundamental investment restrictions.

*                    *                     *

In addition to these comments, the Staff requested that the Registrant make certain representations concerning PEA 27 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan G. Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP

EXHIBIT

PIMCO Equity Series

650 Newport Center Drive

Newport Beach, California 92660

VIA EDGAR

December 18, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series (the “Registrant”) (File Nos. 333-164077, 811-22375)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 27 to the Registrant’s registration statement under the Securities Act of 1933 and Amendment No. 29 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on September 3, 2014 (the “Registration Statement”), the Registrant hereby acknowledges that:

—	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

—

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

—

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick at (202) 261-3305 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Senior Vice President

cc:	Douglas P. Dick

    Adam T. Teufel

    Joshua D. Ratner

    Ryan G. Leshaw